June 20, 2011

Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Linda Cvrkel Branch Chief
Re:	Nordic American Tanker Shipping Limited Form 20-F Filed April 21, 2011 File No. 001-13944

Dear Ms. Cvrkel:

We refer to the 2010 Annual Report on Form 20-F (the “Annual Report”) of Nordic American Tanker Shipping Limited (the “Company”) that was filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2011.  By letter dated June 9, 2010, the staff of the Commission (the “Staff”) provided the Company with its comments to the Annual Report and requested a response from the Company within ten business days.  As discussed with Ms. Erlanger of the Staff, the response date has been extended to July 20, 2011.

Thank you for your kind consideration.

Very truly yours, SEWARD & KISSEL LLP /s/ Gary J. Wolfe
by: Gary J. Wolfe

SK 01318 0002 1206227